Exhibit 99.1

Sapiens Recognized as “Top 10 Core Systems Solution Provider” of 2016 by Insurance CIO Outlook

The U.S.-based print magazine selected vendors offering core solutions that boost profitability, can quickly launch new products and support the full insurance lifecycle

Holon, Israel – December 19, 2016 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, announced today that it was cited as a “Top 10 Core Systems Solution Provider” of 2016 by a panel of experts, professionals and technology leaders assembled by Insurance CIO Outlook, a U.S.-based print magazine offering insights on new technologies that are transforming the insurance industry.

“We are pleased to announce that Sapiens is one of the ‘Top 10 Core Systems Solution Providers’ of 2016,” said Pamela Morgan, managing editor of Insurance CIO Outlook. “Sapiens is committed to consistently improving and advancing to meet the true business and technological needs of the insurance and financial services industries.”

“The effective implementation of core systems, integrated with the latest technologies, is the mantra for success in the insurance industry,” added Morgan. “Technological advancements are changing customer expectations, and while it’s important to cater to the customers’ needs, the key driver for any successful business remains profitability. The core systems must help insurers retain and boost profitability, while also maintaining a competitive advantage with new products and support for the entire insurance lifecycle.”

“Sapiens’ digital suite and range of core insurance software solutions provide our customers with a state-of-the-art technology base that enables them to fully digitalize and evolve,” said Yaffa Cohen-Ifrah, Sapiens’ chief marketing officer and head of corporate communications. “Sapiens is focused on North America and Europe as strategic regions. We are proud to be recognized for the innovative technology we are providing to our customers in North America and around the world.”

About Insurance CIO Outlook

Published from Fremont, California, Insurance CIO Outlook is a print magazine that provides insights about the latest news and updates on new technologies that are transforming the ways insurance industries work. A panel of experts, professionals, technology leaders, including board members of Insurance CIO Outlook, have finalized the list of “Top 10 Core Systems Solution Providers 2016” and shortlisted the best vendors and consultants. For more information: www.insuranceciooutlook.com.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 200 financial services organizations. The Sapiens team of over 1,900 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com